Exhibit 99.1

Bilibili Announces Results of Extraordinary General Meeting,

Class Z Meeting and Class Y Meeting

SHANGHAI, September 1, 2021 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced the following proposed resolutions submitted for shareholder approval have been adopted at its extraordinary general meeting of shareholders, the class meeting of holders of the Class Y ordinary shares with a par value of US$0.0001 each, and the class meeting of holders of Class Z ordinary shares with a par value of US$0.0001 each, held in Shanghai today:

1. as a special resolution, that the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association be amended, as disclosed on pages 118 to 128 of the Company’s Hong Kong prospectus dated March 18, 2021, by incorporating the following requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”): paragraph 2(1) of Part B of Appendix 13 and Rules 8A.09, 8A.13 to 8A.19 and 8A.21 to 8A.24;

2. as a special resolution, that the Company’s Sixth Amended and Restated Memorandum of Association and Articles of Association be amended, as disclosed on pages 118 to 128 of the Company’s Hong Kong prospectus dated March 18, 2021, by (a) incorporating the following requirements under the Hong Kong Listing Rules: (i) paragraphs 2(2), 12, 13(2) and 14 of Appendix 3, (ii) paragraphs 1, 3(1), 3(2), 3(3), 4(1), 4(2), 5(2), 5(3) and 5(4) of Part B of Appendix 13 and (iii) Rules 8A.26 to 8A.35 and 8A.37 to 8A.41, (b) lowering the quorum of general meeting from one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company to 10% of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company and (c) incorporating the requirement that where a general meeting is postponed by the Company’s directors, such meeting shall be postponed to a specific date, time and place; and

3. as a special resolution, that “嗶哩嗶哩股份有限公司” be adopted as the dual foreign name of the Company.

About Bilibili Inc.

Bilibili represents an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse cultures and interests and destination for discovering cultural trends and phenomena for young generations in China.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

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